Donald J. Kunz (313) 465-7454 Fax: (313) 465-7455 dkunz@honigman.com

September 25, 2018

Division of Corporation Finance

Office of Health & Insurance

Securities and Exchange Commission

Washington D.C. 20549

Attn: Frank Wyman and Kevin Vaughn

Re:

Response to Letter of September 13, 2018

Zivo Bioscience, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017, filed February 21, 2018

Form 10-Q for the Quarterly Period Ended June 30, 2018, filed August 14, 2018

File No. 000-30415

Gentlemen:

Thank you for your comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 13, 2018 to our client, Zivo Bioscience, Inc. (“Zivo”).

On behalf of Zivo, please find herein our responses to each of the comments described in your letter. For ease of review, we have repeated your comments below, in bold face and quotations. Our responses follow in ordinary type.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Condensed Consolidated Balance Sheet, page 4

In your Form 10-K for the year ended December 31, 2017, Zivo reported a deferred finance cost asset of $3,877,801 and Convertible Debentures Payable of $17,443,768. However, starting with the Form 10-Q for the six months ended June 30, 2018, you now report zero for your deferred finance cost asset and lower Convertible Debentures Payable of $13,565,967 as of December 31, 2017. Please address the following:

•Explain the basis for making these adjustments.

Zivo implemented ASU-2015-03 during the quarter ended June 30, 2018.

•Tell us whether the adjustments reflect your adoption of ASU 2015-03, and if so, why it was adopted in the second quarter of 2018 rather than in the first quarter of 2016 when it was required.

Although Zivo adopted ASU-2015-03 in the first quarter of 2016, Zivo discovered during the quarter ended June 30, 2018 that ASU-2015-03 was improperly implemented as it pertains to the classification of deferred finance costs (debt issuance costs) on Zivo’s balance sheet.

•Tell us the technical guidance upon which you relied in making these adjustments and related disclosures, including your consideration of ASC 250. In particular, explain why your presentation did not clearly identify the amounts as restated or that an error was corrected.

Zivo did consider ASC 250 and should have indicated that the December 31, 2017 account balances were revised to combine the discount with the associated debt. In addition, Zivo should have included an explanatory disclosure in the Notes to the Financial Statements for the quarter ended June 30, 2018.

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•In addition, explain to us your basis for allocating the cost of issued warrants between the sale of common stock and the issuance of debt, as discussed on pages 7 and 13.

On June 5, 2018, HEP Investments, LLC, Strome Mezzanine Fund LP and Strome Alpha Fund LP completed $2 million dollars in funding to Zivo, which pursuant to the contractual arrangement in place among the parties, triggered the issuance of warrants to purchase 25 million shares of common stock. The funding of $2 million was a combination of $1,308,813 (66.54%) of common stock issuances and $691,187 (33.46%) of convertible debt issuances.

The warrants to purchase 25 million shares were valued at $3,116,485 using the Black Scholes pricing model and were recorded as (i) a reduction of Additional Paid-In Capital in the amount of $2,039,448 and (ii) Debt Issuance Costs of $1,077,037 which were recorded as a reduction in the carrying value of the related convertible debt. These amounts were calculated on a pro-rata basis.

•Tell us how you considered these adjustments in your effectiveness conclusions as part of your evaluations of internal controls over financial reporting and disclosure controls and procedures.

As a result of the identification and correction of the error in the application of ASU-2015-03, Zivo determined there was a deficiency in the operating effectiveness of the review of accounting policies as it relates to the selection and adoption of deferred finance cost (debt issuance cost) guidance. A review of deferred finance cost (debt issuance cost) guidance was performed by the appropriate personnel; however, the review failed to identify an error in the proper application of ASU-2015-03.

The control was designed effectively such that the review of deferred finance costs was performed periodically. However, this review did not operate effectively. This error was identified by management in the subsequent review of deferred finance costs (debt issuance costs) for the second quarter of 2018, during which the control operated effectively. While the previous conclusions and interpretation were based on accounting literature research, after additional research and consideration of the relevant facts, management identified that the conclusions were not in accordance with U.S. GAAP and, therefore, required correction.

Zivo considered whether this deficiency in the operating effectiveness of this control was pervasive to the review of all accounting policies. Zivo considered that the control over the review of the selection and adoption of U.S. GAAP is designed effectively, which led to the identification of the error in 2018 when the periodic review operated effectively. Additionally, the control over the review of accounting policies has historically operated effectively, prior to this exception. Zivo considered that there is no recent history of other significant errors resulting in a deficiency in the performance of this control. As such, Zivo concluded that the deficiency was isolated to deferred finance cost (debt issuance cost) guidance.

In order to evaluate the severity of the identified deficiency, Zivo considered quantitative and qualitative factors to determine whether there was a reasonable possibility Zivo’s controls would fail to prevent or detect a misstatement of an account balance or disclosure, and the magnitude of the potential misstatement resulting from the deficiency.

In considering whether the controls would fail to prevent or detect a misstatement, Zivo considered that the control in place was appropriately designed to identify an error in the interpretation, however, since it did not operate effectively there were no compensating controls that identified the error timely. However, as the control was designed to review the policies periodically, which is what resulted in the identification of the error in 2018, this error could not have grown over an extended period of time such that it could rise to a material misstatement between periodic reviews.

In considering the potential magnitude of the misstatement, Zivo noted that the deficiency was isolated to deferred finance costs and was not pervasive to the financial statements as a whole. Zivo also considered that the misclassification did not have any effect on reported net income, working capital or stockholders’ equity.

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Zivo considered the following risk factors under SEC Release 33-8810, Section II, B. Reporting Considerations, 1. Evaluation of Control Deficiencies, in concluding whether any factors indicated a higher likelihood of a potential misstatement:

•The nature of the financial reporting elements involved (for example, suspense accounts and related party transactions involve greater risk);

The financial reporting elements involved consist of deferred finance costs (debt issuance costs) and Convertible Debentures. The nature of the misstatement does not impact the timing of expense and does not change the underlying economics of the transaction, business operating trends or other factors.

•The susceptibility of the related asset or liability to loss or fraud (that is, greater susceptibility increases risk);

There was no increased risk of loss or fraud related to this deficiency.

•The subjectivity, complexity, or extent of judgment required to determine the amount involved (that is, greater subjectivity, complexity, or judgment, like that related to an accounting estimate, increases risk);

There was minimal subjectivity, complexity, or judgment required in determining the amount involved.

•The interaction or relationship of the control with other controls, including whether they are interdependent or redundant;

There was no interaction, relationship, or interdependency between this deficiency and other controls. As detailed in the response above, this deficiency related to the operating effectiveness of the review of deferred finance costs and is not an indication of inappropriate design in the review of selection and adoption of accounting principles.

•The interaction of the deficiencies (that is, when evaluating a combination of two or more deficiencies, whether the deficiencies could affect the same financial statement amounts or disclosures);

There was no interaction between this deficiency and any other deficiencies identified that could have affected the same account balances or disclosures.

•The possible future consequences of the deficiency;

Zivo does not expect that there will be future negative consequences of this deficiency.

•Identification of fraud, whether or not material, on the part of senior management;

There was no fraud identified related to the deficiency. There is no indication that the policies represented management bias in accounting treatment. Furthermore, this error did not impact the payment of incentives or Zivo’s ability to achieve any earnings targets.

•Restatement of previously issued financial statements to reflect the correction of a material misstatement;

There was no restatement of previously issued financial statements to reflect the correction of the error.

•Identification of a material misstatement of the financial statements in the current period in circumstances that indicate the misstatement would not have been detected by the company’s ICFR; and

While Zivo acknowledges that the control was not operating effectively to detect the error, Zivo does not believe that it could have risen to a material misstatement as discussed above.

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•Ineffective oversight of the company’s external financial reporting and internal control over financial reporting by the company’s audit committee.

Zivo believes that the error does not indicate ineffective oversight of Zivo’s external financial reporting and internal control over financial reporting.

Zivo concluded that none of the above factors indicated a higher likelihood of a potential misstatement in accounting and that a prudent official would have reasonable assurance that transactions are recorded to permit the preparation of the financial statements in conformity with U.S. GAAP. Zivo does not believe there is a reasonable possibility that this control deficiency was the result of, or indicative of, a material weakness in Zivo’s internal controls over financial reporting and concluded that the deficiency was a significant deficiency.

As this was a deficiency in the operation of the control, rather than the design, no material changes were made to our internal controls over financial reporting in order to remediate this deficiency. As such, no disclosure in the “Changes in Internal Control Over Financial Reporting” section under Item 9A, “Controls and Procedures” was warranted.

Please feel free to contact the undersigned with any questions or comments.

Yours sincerely,

Honigman Miller Schwartz and Cohn LLP

/s/ Donald J. Kunz

Donald J. Kunz

cc: Philip M. Rice II, CFO

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